Exhibit 21.1

Subsidiaries of Community Bankers Trust Corporation

Name of Subsidiary	State of Organization
BOE Statutory Trust I	Delaware
Essex Bank	Virginia
-- Essex Services, Inc.	Virginia
-- Rivers Realty, LLC	Virginia